UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On March 15, 2024, Psyence Biomedical Ltd., a corporation organized under the laws of Ontario, Canada (the “Company”), issued a press release announcing that, on March 11, 2024, the Company received two letters from the listing qualifications department staff of The Nasdaq Stock Market (“Nasdaq”), one notifying the Company (the “MVLS Notice”) that for the last 30 consecutive business days, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A) (the “Market Value Standard”), and the other notifying the Company (the “MVPHS Notice”) that for the last 30 consecutive business days, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Standard”).

The MVLS Notice and the MVPHS Notice are only notifications of deficiencies and have no immediate effect on the listing of the Company’s securities. The Company’s securities continue to trade on Nasdaq.

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days, or until September 9, 2024, to regain compliance with the Market Value Standard and the MVPHS Standard. The MVLS Notice states that to regain compliance, the Company’s MVLS must close at $50 million or more for a minimum of ten consecutive business days during the compliance period ending September 9, 2024, at which time Nasdaq will provide written notification that the Company has achieved compliance under the Market Value Standard and the matter will be closed. The MVPHS Notice states that to regain compliance, the Company’s MVPHS must close at $15 million or more for a minimum of ten consecutive business days during the compliance period ending September 9, 2024, at which time Nasdaq will provide written notification that the Company has achieved compliance under the MVPHS Standard and the matter will be closed.

The Company intends to actively monitor its MVLS and MVPHS and will evaluate available options to regain compliance with the Nasdaq continued listing standards. However, there can be no assurance that the Company will be able to regain compliance under the Market Value Standard and the MVPHS Standard, or will otherwise be in compliance with other Nasdaq listing criteria.

A copy of the press release is furnished hereto as Exhibit 99.1.

Exhibits

Exhibit Number	Description
99.1	Press Release, dated March 15, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 15, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director